As filed with the Securities and Exchange Commission on September 1, 2016

Registration No. 333-206089

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CODE GREEN APPAREL CORP.

(Name of small business issuer in its charter)

NEVADA	5699	80-0250289
(State or jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

31642 Pacific Coast Highway, Ste 102, Laguna Beach, CA 92651

(Address and telephone number of principal executive offices and place of business)

George J. Powell, III, 31642 Pacific Coast Highway, Ste 102, Laguna Beach, CA 92651 Tel (214) 497-9433

 (Name, address and telephone number of agent for service)

Copies To:

David M. Loev, Esq. | John S. Gillies, Esq.

The Loev Law Firm, PC

6300 West Loop South, Suite 280 | Bellaire, Texas 77401

Telephone: (713) 524-4110 | Facsimile: (713) 524-4122

Approximate date of proposed sale to the public: The proposed date of sale will be as soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-206089

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting Company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

The registrant is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. This registration statement complies with the requirements that apply to an issuer that is an emerging growth company.

This post-effective amendment shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

Explanatory Note

This Post-Effective Amendment No. 1 to Form S-1 Registration Statement (333-206089) is filed pursuant to Rule 462(d) of the Securities Act of 1933, as amended (the “Securities Act”), solely to add exhibits to the previously effective Registration Statement by removing the previously filed Exhibit 5.1 (which was unexecuted by The McGeary Law Firm, P.C. when originally filed) and replacing it with Exhibit 5.1 filed herewith (which is executed by The McGeary Law Firm, P.C.). Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part II Item 16(a) of the Registration Statement on Form S-1 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.  EXHIBITS

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this registration statement on Form S-1.

SIGNATURES

 Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Laguna Niguel, State of California, on August 30, 2016.

CODE GREEN APPAREL CORP.

By: /s/ George J. Powell, III

George J. Powell, III

Director, Chief Executive Officer (Principal Executive Officer), Interim Chief Financial Officer (Principal Accounting/Financial Officer), and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ George J. Powell, III	Director, Chief Executive Officer (Principal Executive Officer),	August 30, 2016
George J. Powell, III	Interim Chief Financial Officer (Principal Accounting/Financial Officer), and Secretary

/s/ Thomas H. Witthuhn	Director and Chief Operating Officer	August 30, 2016
Thomas H. Witthuhn

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

3.1	Articles and Restated By-Laws	Previously filed by the Company on Form S-1 on August 4th, 2015, and incorporated by reference herein

3.2	Certificate of Designation of Series B Convertible Preferred Stock	Previously filed by the Company on Amended Form S-1 on January 29, 2016, as Exhibit 99.3, and incorporated by reference herein

5.1	Attorney’s Opinion and Consent	Filed herewith

10.2	Form of Investor Subscription Agreement	Previously filed by the Company on Amendment Form S-1 on November 13, 2015, and incorporated by reference herein

10.2	Employment Agreement with George Powell	Previously filed by the Company on Amended Form S-1 on November 13, 2015, as Exhibit 99.2, and incorporated by reference herein

10.3	Investor Subscription Agreement for Series B Convertible Preferred Stock filed with the Secretary of State of Nevada on December 11, 2015	Previously filed by the Company on Amended Form S-1 on January 29, 2016, as Exhibit 99.4, and incorporated by reference herein

10.4	Exchange Agreement dated December 7, 2015 between the Company and Dr. Eric H. Scheffey	Previously filed by the Company on Amended Form S-1 on January 29, 2016, as Exhibit 99.5, and incorporated by reference herein

10.5	$150,000 Convertible Promisory Note dated December 3, 2015 between the Company and Beaufort Capital Partners, LLC.	Previously filed by the Company on Amended Form S-1/A (Amendment No. 3) on April 11, 2016, as Exhibit 10.5, and incorporated by reference herein.
23.1	Consent of Independent Auditor	Previously filed